SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549




                             Form 8-B


     Registration of Securities of Certain Successor Issuers

Filed Pursuant to Section 12(b) or (g) of the Securities Exchange
Act of 1934

                 CHESAPEAKE ENERGY CORPORATION

Incorporated under the laws of the           I.R.S. Employer
    State of Oklahoma                      Identification Number
                                                 73-1395733

                   6100 North Western Avenue
                 Oklahoma City, Oklahoma  73115

                          405/848-8000

Securities to be registered pursuant to Section 12(b) of the Act

    Title of each class                Name of each exchange on
    to be so registered                     which registered

Common Stock, Par Value $0.01          New York Stock Exchange
9-1/8% Senior Notes due 2006           New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                               None

             INFORMATION TO BE INCLUDED IN THE REPORT


ITEM 1.  General Information

    (a) Chesapeake Energy Corporation, an Oklahoma corporation, was incorporated on November 19, 1996 (the "Registrant"). Its predecessor, Chesapeake Energy Corporation, a Delaware corporation, was incorporated in Delaware on December 26, 1991 (the
"Predecessor").

    (b)  The Registrant's fiscal year ends June 30.


ITEM 2.  Transaction of Succession

    (a) At the time of succession, the sole shareholder of the Registrant will be the Predecessor. The Predecessor's common stock, par value $0.10, and the Predecessor's 9-1/8% Senior Notes due 2006 ("Predecessor Senior Notes") were registered under Section 12(b) of the Securities Exchange Act of 1934 (the "Act").

    (b) At 5:00 p.m., CST, on December 31, 1996 (the "Effective Time of the Merger"), the Registrant will succeed to the business of the Predecessor pursuant to a merger of the Predecessor with and into the Registrant (the "Merger"). The Registrant is presently a transitory, wholly-owned subsidiary of the Predecessor, and the sole purpose of the Merger is to effect a reincorporation of the Predecessor in Oklahoma, in accordance with the terms of the Certificate of Ownership and Merger (the "Certificate") merging the Predecessor into the Registrant. The Certificate is attached hereto as Exhibit 2.1 and the description of the Merger set forth therein is incorporated herein by reference. The Certificate has been filed as Exhibit A to the definitive Proxy Statement of the Predecessor dated November 6, 1996, a copy of which was filed with the Securities and Exchange Commission on November 6, 1996.

    At the Effective Time of the Merger, each outstanding share of common stock of the Predecessor will be converted into one share of common stock, par value $0.01, of the Registrant, without any action on the part of the holder thereof; all outstanding stock options to acquire common stock of the Predecessor will be converted into stock options to acquire an equivalent number of shares of common stock of the Registrant on identical terms and conditions; and each outstanding Predecessor Senior Note will be converted into an equivalent 9-1/8% Senior Note due 2006 of the Registrant (the "Registrant Senior Notes") on identical terms and conditions.

Item 3.  Securities to be Registered

    The Registrant has 100,000,000 shares of $.01 par value common stock authorized. Approximately 34,600,000 shares of Registrant's common stock are expected to be issued and outstanding immediately following the Effective Time of the Merger, none of which will be held by or for the account of the Registrant. Immediately following the Effective Time of the Merger, the Registrant will have outstanding $120,000,000 principal amount of Registrant Senior Notes, none of which will be held by or for the account of the Registrant.

Item 4.  Description of Registrant's Securities to be Registered

    The title of the equity securities to be registered are the Registrant's common stock, par value $0.01. The Registrant's common stock is subject to the express terms of its preferred stock, of which 10,000,000 shares are authorized, but none are outstanding. The holders of common stock have equal, ratable rights to dividends from funds legally available therefor, when, as and if declared by the board of directors of the Registrant, and are entitled to share ratably in all of the assets of the Registrant available for distribution to holders of common stock upon the liquidation, dissolution or winding-up of the affairs of the Registrant. Holders of common stock do not have preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions in the Registrant's Certificate of Incorporation. The outstanding shares of common stock are fully paid and nonassessable. Holders of the Registrant's common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of the shareholders. The Registrant's Certificate of Incorporation does not provide for cumulative voting by shareholders.

    The debt securities to be registered consist of $120,000,000 principal amount of Registrant Senior Notes. The Registrant Senior Notes will be guaranteed by the full and unconditional guarantees of the following subsidiaries of the Registrant: Chesapeake Operating, Inc., Lindsay Oil Field Supply, Inc., Sander Trucking Company, Inc., Whitmire Dozer Service, Inc. and Chesapeake Exploration Limited Partnership (collectively, the "Subsidiaries"). The Registrant hereby incorporates by reference herein the description of the terms, rights and preferences of the Predecessor Senior Notes and the related guarantees of the Subsidiaries under the caption "Description of Senior Notes" in the Senior Notes Prospectus forming a part of the Registrant's and the Subsidiaries' registration statements on Form S-3 (Nos. 333-1588 and 333-3206).

Item 5.  Financial Statements and Exhibits

    (a)  Financial Statements

    No financial statements are required to be filed with this registration statement because the capital structure and balance sheet of the Registrant immediately after the succession will be substantially the same as those of the Predecessor.

    (b)  Exhibits

Exhibit
Number             Description
-------            -----------

2.1* Certificate of Ownership and Merger Merging Predecessor into Registrant.

3.1*      Registrant's Certificate of Incorporation.

3.2*      Registrant's Bylaws.

4.1 Second Amended and Restated Credit Agreement dated as of September 20, 1996, by and among Chesapeake Energy Corporation, Chesapeake Exploration Limited Partnership, an Oklahoma Limited Partnership and Union Bank of California, N.A., as agent and the lenders from time to time parties hereto. Incorporated herein by reference to
          Exhibit 4.1 to Registrant's annual report on Form 10-K for the year ended June 30, 1996.

4.2 Indenture dated as of March 31, 1994, as amended by First Supplemental Indenture dated May 9, 1994, Second Supplemental Indenture dated as of August 31, 1994 and Third Supplemental Indenture dated December 27, 1994, among Chesapeake Energy Corporation, its subsidiaries signatory thereto as Subsidiary Guarantors and United States Trust Company of New York, as Trustee. Incorporated herein by reference to Exhibits 4.2 and 4.2(a) to Registrant's registration statement on Form S-4 (No. 33-78218), Exhibit 4.2.1 to Registrant's quarterly report on Form 10-Q for the quarter ended September 30, 1994 and Exhibit 4.2.1 to Registrant's annual report on Form 10-K for the year ended June 30, 1995.

4.3 Indenture dated as of May 15, 1995 among Chesapeake Energy Corporation, its subsidiaries signatory thereto as Subsidiary Guarantors and United States Trust Company of New York, as Trustee. Incorporated herein by reference to
          Exhibit 4.3 to Registrant's registration statement on Form S-4 (No. 33-93718).

4.4 Indenture dated April 1, 1996 among Chesapeake Energy Corporation, its subsidiaries signatory thereto as Subsidiary Guarantors and United States Trust Company of New York, as Trustee. Incorporated herein by reference to Exhibit 4.6 to Registrant's registration statement on Form S-3 Registration Statement (No. 333-1588).

4.5 Agreement to furnish copies of unfiled long-term debt instruments. Incorporated herein by reference to Exhibit
          4.3 to Registrant's annual report on Form 10-K for the year ended June 30, 1993.

4.7 Pledge Agreement dated as of March 31, 1994, as amended by First Amendment to Pledge Agreement dated as of August 31, 1994 and Second Amendment to Pledge Agreement dated as of December 27, 1994, among Chesapeake Energy Corporation, Chesapeake Operating, Inc., Lindsay Oil Field Supply, Inc. and United States Trust Company of New York. Incorporated herein by reference to Exhibit B to Indenture filed as Exhibit 4.2 to Registrant's registration statement on Form S-4 (No. 33-78218),
          Exhibit 4.7.1 to Registrant's quarterly report on Form 10-Q for the quarter ended December 31, 1995, and Exhibit
          4.7.1 to Registrant's annual report on Form 10-K for the year ended June 30, 1995.

4.8 Stock Registration Agreement dated May 21, 1992 between Chesapeake Energy Corporation and various lenders, as amended by First Amendment thereto dated May 26, 1992. Incorporated herein by reference to Exhibits 10.26.1 and
          10.26.2 to Registrant's registration statement on Form S-1 (No. 33-55600).

10.1.1**  Registrant's 1992 Incentive Stock Option Plan.
          Incorporated herein by reference to Exhibit 10.1.1 to Registrant's registration statement on Form S-4 (No.
          33-93718).

10.1.2**  Registrant's 1992 Nonstatutory Stock Option Plan.
          Incorporated herein by reference to Exhibit 10.1.2 to Registrant's annual report on Form 10-K for the year ended June 30, 1996.

10.1.3** Registrant's 1994 Stock Option Plan. Incorporated herein by reference to Exhibit 99 to Registrant's registration statement on Form S-8 (No. 33-88196).

10.2.1** Employment Agreement dated as of July 1, 1995 between Aubrey K. McClendon and Chesapeake Energy Corporation. Incorporated herein by reference to Exhibit 10.2.1 to Registrant's quarterly report on Form 10-Q for the quarter ended September 30, 1995.

10.2.2**  Employment Agreement dated as of July 1, 1995 between Tom
          L. Ward and Chesapeake Energy Corporation. Incorporated herein by reference to Exhibit 10.2.2 to Registrant's quarterly report on Form 10-Q for the quarter ended September 30, 1995.

10.2.3** Employment Agreement dated as of March 1, 1995 between Marcus C. Rowland and Chesapeake Energy Corporation. Incorporated herein by reference to Exhibit 10.2.3 to Registrant's quarterly report on Form 10-Q for the quarter ended September 30, 1995.

10.2.4** Employment Agreement dated as of July 1, 1995 between Steven C. Dixon and Chesapeake Energy Corporation. Incorporated herein by reference to Exhibit 10.2.4 to Registrant's quarterly report on Form 10-Q for the quarter ended September 30, 1995.

10.2.5** Employment Agreement dated as of July 1, 1995 between J. Mark Lester and Chesapeake Energy Corporation.
          Incorporated herein by reference to Exhibit 10.2.5 to Registrant's quarterly report on Form 10-Q for the quarter ended September 30, 1995.

10.2.6** Employment Agreement dated as of July 1, 1995 between Henry J. Hood and Chesapeake Energy Corporation. Incorporated herein by reference to Exhibit 10.2.6 to Registrant's quarterly report on Form 10-Q for the quarter ended September 30, 1995.

10.2.7** Employment Agreement dated as of May 1, 1995 between Ronald A. Lefaive and Chesapeake Energy Corporation. Incorporated herein by reference to Exhibit 10.2.7 to Registrant's quarterly report on Form 10-Q for the quarter ended September 30, 1995.

10.2.8** Employment Agreement dated as of July 1, 1995 between Martha A. Burger and Chesapeake Operating, Inc. Incorporated herein by reference to Exhibit 10.2.8 to Registrant's annual report on Form 10-K for the year ended June 30, 1996.

10.3** Form of Indemnity Agreement for officers and directors of Registrant and its subsidiaries. Incorporated herein by reference to Exhibit 10.30 to Registrant's registration statement on Form S-1 (No. 33-55600).

10.9 Indemnity and Stock Registration Agreement, as amended by First Amendment (Revised) thereto, dated as of February 12, 1993, and as amended by Second Amendment thereto dated as of October 20, 1995, among Chesapeake Energy Corporation, Chesapeake Operating, Inc., Chesapeake Investments, TLW Investments, Inc., et al. Incorporated herein by reference to Exhibit 10.35 to Registrant's annual report on Form 10-K for the year ended June 30, 1993 and Exhibit 10.4.1 to Registrant's quarterly report on Form 10-Q for the quarter ended December 31, 1995.

10.10     Partnership Agreement of Chesapeake Exploration Limited
          Partnership dated December 27, 1994 between Chesapeake
          Energy Corporation and Chesapeake Operating, Inc.
          Incorporated herein by reference to Exhibit 10.10 to Registrant's registration statement on Form S-4 (No. 33-93718).

21        Subsidiaries of Registrant.  Incorporated herein by
          reference to Exhibit 21 to Registrant's quarterly report on Form 10-Q for the quarter ended December 31, 1995.
_______________

*         Filed herewith.
**        Management contract or compensatory plan or arrangement.

                           SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this application for registration (or registration statement) to be signed on its behalf by the undersigned, thereunto duly authorized.

                             CHESAPEAKE ENERGY CORPORATION

                             By:  AUBREY K. MCCLENDON
                                  Aubrey K. McClendon
                                  Chairman of the Board and
                                  Chief Executive Officer

Dated: December 11, 1996

                         EXHIBIT INDEX

Exhibit
Number  Exhibit                                 Method of Filing
------- -------                                 ----------------

2.1*    Certificate of Ownership and Merger    Filed herewith electronically
        Merging Predecessor into Registrant.

3.1*    Registrant's Certificate of
        Incorporation.                         Filed herewith electronically

3.2*    Registrant's Bylaws.                   Filed herewith electronically

4.1     Second Amended and Restated Credit     Incorporated herein by reference
        Agreement dated as of September 20,    to Exhibits 4.1 to Registrant's
        1996, by and among Chesapeake Energy   annual report on Form 10-K
        Corporation, Chesapeake Exploration    for the year ended June 30, 1996
        Limited Partnership, an Oklahoma
        Limited Partnership and Union
        Bank of California, N.A., as agent
        the lenders from time to time
        parties hereto.

4.2     Indenture dated as of March 31, 1994,  Incorporated herein by reference
        as amended by First Supplemental       to Exhibits 4.2 and 4.2(a) to
        Indenture dated May 9, 1994, Second    Registrant's registration
        Supplemental Indenture dated as of     statement on Form S-4 (No. 33-
        August 31, 1994 and Third Supplemental 78218), Exhibit 4.2.1 to
        Indenture dated December 27, 1994,     Registrant's quarterly report
        among Chesapeake Energy Corporation,   on Form 10-Q for the quarter
        its subsidiaries signatory thereto as  ended September 30, 1994 and
        Subsidiary Guarantors and United       Exhibit 4.2.1 to Registrant's
        States Trust Company of New York,      annual report on Form 10-K for
        as Trustee.                            the year ended June 30, 1995.

4.3     Indenture dated as of May 15, 1995     Incorporated herein by refer-
        among Chesapeake Energy Corporation,   ence to Exhibit 4.3 to
        its subsidiaries signatory thereto as  Registrant's registration
        Subsidiary Guarantors and United       statement on Form S-4 (No.
        States Trust Company of New York, as   33-93718).
        Trustee.

4.4     Indenture dated April 1, 1996 among    Incorporated herein by refer-
        Chesapeake Energy Corporation, its     ence to Exhibit 4.6 to Amend-
        subsidiaries signatory thereto as      ment No. 2 to Form S-3
        Subsidiary Guarantors and United       Registration Statement (No.
        States Trust Company of New York, as   333-1588).
        Trustee.

4.5     Agreement to furnish copies of         Incorporated herein by refer-
        unfiled long-term debt instruments.    ence to Exhibit 4.3 to
                                               Registrant's annual report on
                                               Form 10-K for the year ended
                                               June 30, 1993.

4.7     Pledge Agreement dated as of March     Incorporated herein by refer-
        31, 1994 as amended by First Amend-    ence to Exhibit B to Indenture
        ment to Pledge Agreement dated as      filed as Exhibit 4.2 to
        of August 31, 1994 and Second Amend-   Registrant's registration
        ment to Pledge Agreement dated as of   statement on Form S-4 (No. 33-
        December 27, 1994, among Chesapeake    78218), Exhibit 4.7.1 to
        Energy Corporation, Chesapeake         Registrant's quarterly report
        Operating, Inc., Lindsay Oil Field     on Form 10-Q for the quarter
        Supply, Inc. and United States         ended December 31, 1995, and
        Trust Company of New York.             Exhibit 4.7.1 to Registrant's
                                               annual report on Form 10-K
                                               for the year ended June 30,
                                               1995.

4.8     Stock Registration Agreement dated     Incorporated herein by refer-
        May 21, 1992 between Chesapeake        ence to Exhibits 10.26.1 and
        Energy Corporation and various         10.26.2 to Registrant's
        lenders, as amended by First Amend-    registration statement on
        ment thereto dated May 26, 1992.       Form S-1 (No. 33-55600).

10.1.1**Registrant's 1992 Incentive Stock      Incorporated herein by refer-
        Option Plan.                           ence to Exhibit 10.1.1 to
                                               Registrant's registration
                                               statement on Form S-4 (No.
                                               33-93718).

10.1.2**Registrant's 1992 Nonstatutory Stock   Incorporated herein by refer-
        Option Plan.                           ence to Exhibit 10.1.2 to
                                               Registrant's annual report on
                                               Form 10-K for the year ended
                                               June 30, 1996.

10.1.3**Registrant's 1994 Stock Option Plan.   Incorporated herein by refer-
                                               ence to Exhibit 99 to
                                               Registrant's registration
                                               statement on Form S-8
                                               (No. 33-88196).

10.2.1**Employment Agreement dated as of       Incorporated herin by refer-
        July 1, 1995 between Aubrey K.         ence to Exhibit 10.2.1 to
        McClendon and Chesapeake Energy        Registrant's quarterly report
        Corporation.                           on Form 10-Q for the quarter
                                               ended September 30, 1995.

10.2.2**Employment Agreement dated as of       Incorporated herein by refer-
        July 1, 1995 between Tom L. Ward       ence to Exhibit 10.2.2 to
        and Chesapeake Energy Corporation.     Registrant's quarterly report
                                               on Form 10-Q for the quarter
                                               ended September 30, 1995.

10.2.3**Employment Agreement dated as of       Incorporated herein by refer-
        March 1, 1995 between Marcus C.        ence to Exhibit 10.2.3 to
        Rowland and Chesapeake Energy          Registrant's quarterly report
        Corporation.                           on Form 10-Q for the quarter
                                               ended September 30, 1995.

10.2.4**Employment Agreement dated as of       Incorporated herein by refer-
        July 1, 1995 between Steven C. Dixon   ence to Exhibit 10.2.4 to
        and Chesapeake Energy Corporation.     Registrant's quarterly report
                                               on Form 10-Q for the quarter
                                               ended September 30, 1995.

10.2.5**Employment Agreement dated as of July  Incorporated herein by refer-
        1, 1995 between J. Mark Lester and     ence to Exhibit 10.2.5 to
        Chesapeake Energy Corporation.         Registrant's quarterly report
                                               on Form 10-Q for the quarter
                                               ended September 30, 1995.

10.2.6**Employment Agreement dated as of       Incorporated herein by refer-
        July 1, 1995 between Henry J. Hood     ence to Exhibit 10.2.6 to
        and Chesapeake Energy Corporation.     Registrant's quarterly report
                                               on Form 10-Q for the quarter
                                               ended September 30, 1995.

10.2.7**Employment Agreement dated as of       Incorporated herein by refer-
        May 1, 1995 between Ronald A. Lefaive  ence to Exhibit 10.2.7 to
        and Chesapeake Energy Corporation.     Registrant's quarterly report
                                               on Form 10-Q for the quarter
                                               ended September 30, 1995.

10.2.8**Employment Agreement dated as of       Incorporated herein by refer-
        July 1, 1995 between Martha A. Burger  ence to Exhibit 10.2.8 to
        and Chesapeake Operating, Inc.         Registrant's annual report on
                                               Form 10-K for the year ended
                                               June 30, 1996.

10.3**Form of Indemnity Agreement for          Incorporated herein by refer-
      officers and directors of Registrant     ence to Exhibit 10.30 to
      and its subsidiaries.                    Registrant's registration
                                               statement on Form S-1 (No.
                                               33-55600).

10.9  Indemnity and Stock Registration         Incorporated herein by refer-
      Agreement, as amended by First           ence to Exhibit 10.35 to
      Amendment (Revised) thereto, dated as    Registrant's annual report
      of February 12, 1993, and as amended     on Form 10-K for the year
      by Second Amendment thereto dated as     ended June 30, 1993 and
      of October 20, 1995, among Chesapeake    Exhibit 10.4.1 to Registrant's
      Energy Corporation, Chesapeake           quarterly report on Form 10-Q
      Operating, Inc., Chesapeake Investments, for the quarter ended
      TLW Investments, Inc., et al.            December 31, 1995.

10.10 Chesapeake Exploration Limited           Incorporated herein by refer-
      Partnership Agreement dated              ence to Exhibit 10.10 to
      December 27, 1994 between Chesapeake     Registrant's registration
      Energy Corporation and Chesapeake        statement on Form S-4 (No.
      Operating, Inc.                          33-93718)

21    Subsidiaries of Registrant.              Incorporated herein by reference
                                               to Exhibit 21 to Registrant's
                                               quarterly report on Form 10-Q
                                               for the quarter ended
                                               December 21, 1995.

____________________

*         Filed herewith.
**        Management contract or compensatory plan or arrangement.